

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 29, 2022

Luis Merchan
Chief Executive Officer
Flora Growth Corp.
365 Bay Street, Suite 800
Toronto, Ontario, M5H 2V1

      Re: Flora Growth Corp.
          Registration Statement on Form F-3
          Filed September 23, 2022
          File No. 333-267585

Dear Mr. Merchan:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Margaret Schwartz at 202-551-7153 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Life Sciences

cc: Rebecca G. DiStefano, Esq.